UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 42)*

KELLOGG COMPANY

(Name of Issuer)

Common Stock, $0.25 par value per share

(Title of Class of Securities)

487836108

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 487836108

1	NAMES OF REPORTING PERSONS KELLOGG W K FOUNDATION TRUST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Michigan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 65,131,838
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 65,131,838

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 65,131,838
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 18.8%*
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*

Based on 347,021,144 shares of the Issuer’s common shares outstanding as of October 27, 2018, as reported in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission (“SEC”) on November 1, 2018.

CUSIP No. 487836108

1	NAMES OF REPORTING PERSONS KELLOGG W K FOUNDATION
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Michigan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 65,131,838
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 65,131,838

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 65,131,838
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 18.8%*
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*	Based on 347,021,144 shares of the Issuer’s common shares outstanding as of October 27, 2018, as reported in the Issuer’s quarterly report on Form 10-Q filed with the SEC on November 1, 2018.

CUSIP No. 487836108

1	NAMES OF REPORTING PERSONS STEVEN A. CAHILLANE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 113,566.917
	6	SHARED VOTING POWER 65,131,838
	7	SOLE DISPOSITIVE POWER 113,566.917
	8	SHARED DISPOSITIVE POWER 65,131,838

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 65,245,404.917
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 18.8%*
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	Based on 347,021,144 shares of the Issuer’s common shares outstanding as of October 27, 2018, as reported in the Issuer’s quarterly report on Form 10-Q filed with the SEC on November 1, 2018.

CUSIP No. 487836108

1	NAMES OF REPORTING PERSONS LA JUNE MONTGOMERY TABRON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 12,825.673
	6	SHARED VOTING POWER 65,131,838
	7	SOLE DISPOSITIVE POWER 12,825.673
	8	SHARED DISPOSITIVE POWER 65,131,838

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 65,144,663.673
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 18.8%*
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	Based on 347,021,144 shares of the Issuer’s common shares outstanding as of October 27, 2018, as reported in the Issuer’s quarterly report on Form 10-Q filed with the SEC on November 1, 2018.

CUSIP No. 487836108

1	NAMES OF REPORTING PERSONS RODERICK D. GILLUM
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 65,131,838
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 65,131,838

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 65,131,838
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 18.8%*
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	Based on 347,021,144 shares of the Issuer’s common shares outstanding as of October 27, 2018, as reported in the Issuer’s quarterly report on Form 10-Q filed with the SEC on November 1, 2018.

This Schedule 13G is being filed as Amendment No. 42 to the Schedule 13G dated April 23, 1979 filed on behalf of Harris Trust and Savings Bank, Lyle C. Roll, Russell G. Mawby and William V. Bailey as trustees of the W.K. Kellogg Foundation Trust (the “Trust”) with respect to shares of common stock, $.25 par value per share, of Kellogg Company (the “Shares”).

This Amendment No. 42 is being filed by the Trust on behalf of itself, W.K. Kellogg Foundation (the “Foundation”), as sole beneficiary of the Trust, and Steven A. Cahillane, La June Montgomery Tabron and Roderick D. Gillum, as the three individual trustees of the Trust as of December 31, 2018.

A separate Schedule 13G is being filed by The Northern Trust Corporation, as parent holding company for The Northern Trust Company, the sole corporate trustee of the Trust. Prior to Amendment No. 38 filed in February 2015, the three individual trustees of the Trust filed jointly on Schedule 13G with the sole corporate trustee.

John A. Bryant left the office of trustee of the Trust on March 15, 2018. On that date, Steven A. Cahillane succeeded Mr. Bryant as a trustee of the Trust. Accordingly, beginning with the year ending December 31, 2018, Mr. Cahillane is reporting his shareholdings of Kellogg Company in lieu of Mr. Bryant on amendments to this Schedule 13G.

Under the agreement governing the Trust, if a majority of the trustees of the Trust (which majority must include the corporate trustee) cannot agree on how to vote the Shares, the Foundation has the power to direct the voting of such stock. In addition, the Foundation has the power to approve successor trustees and to remove trustees of the Trust, subject to certain limitations. As such, the Foundation may be deemed to beneficially own the Shares held in the Trust for purposes of Section 13(d) of the Act.

The number of Shares beneficially owned by each of the Trust, the Foundation, Steven A. Cahillane, La June Montgomery Tabron and Roderick D. Gillum, individually, as fiduciary or otherwise, is hereinafter reported. The number of Shares beneficially owned collectively by such persons is 65,258,230.59, which is 18.8% of the Shares outstanding. Of this amount 65,131,838 Shares, or 18.8% of the Shares outstanding, represent Shares held in the Trust, and beneficially owned by the trustees in a fiduciary capacity on behalf of the Trust.

The number of reported Shares for Steven A. Cahillane includes 76,266.667 Shares that he may acquire within 60 days of December 31, 2018 by exercising options granted to him under the Kellogg Company Key Employee Incentive Plans and 3,545.25 Shares that he may acquire within 60 days of December 31, 2018 pursuant to the Kellogg Company Executive Compensation Deferral Plan. The number of reported Shares for La June Montgomery Tabron includes 12,825.673 Shares held by the trustee of the Kellogg Company Grantor Trust for Non-Employee Directors that she may acquire within 60 days of December 31, 2018 pursuant to the Kellogg Company Non-Employee Director Stock Plan.

Item 1(a).	Name of Issuer: Kellogg Company

Item 1(b).	Address of Issuer’s Principal Executive Offices One Kellogg Square Battle Creek, Michigan 49016-3599

Item 2(a).	Name of Persons Filing W.K. Kellogg Foundation Trust W.K. Kellogg Foundation Steven A. Cahillane La June Montgomery Tabron Roderick D. Gillum

Item 2(b).	Address of Principal Business Office or, if None, Residence:

	Person Filing W.K. Kellogg Foundation Trust:	Address The Northern Trust Company 50 S. La Salle Street, B-10 Chicago, IL 60603

	W.K. Kellogg Foundation:	One Michigan Avenue East Battle Creek, MI 49017-4058

	Steven A. Cahillane:	One Kellogg Square P.O. Box 3599 Battle Creek, MI 49016

	La June Montgomery Tabron:	One Michigan Avenue East Battle Creek, MI 49017-4058

	Roderick D. Gillum:	One Michigan Avenue East Battle Creek, MI 49017-4058

Item 2(c).	Citizenship

	W.K. Kellogg Foundation Trust: W.K. Kellogg Foundation: Steven A. Cahillane: La June Montgomery Tabron: Roderick D. Gillum:	-A Michigan Trust -A Michigan Nonprofit Corporation -U.S. Citizen -U.S. Citizen -U.S. Citizen

Item 2(d).	Title of Class of Securities Common Stock, $.25 par value per share

Item 2(e).	CUSIP Number 487836108

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable. This statement is being filed pursuant to Rule 13d-1(d).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Item 4(a).	Amount beneficially owned:

	W.K. Kellogg Foundation Trust: W.K. Kellogg Foundation: Steven A. Cahillane: La June Montgomery Tabron: Roderick D. Gillum:	65,131,838 65,131,838 65,245,404.917 65,144,663.673 65,131,838

Item 4(b).	Percent of class:

	W.K. Kellogg Foundation Trust: W.K. Kellogg Foundation: Steven A. Cahillane: La June Montgomery Tabron: Roderick D. Gillum:	18.8%* 18.8%* 18.8%* 18.8%* 18.8%*

*	Based on 347,021,144 shares of the Issuer’s common shares outstanding as of October 27, 2018, as reported in the Issuer’s quarterly report on Form 10-Q filed with the SEC on November 1, 2018

Item 4(c).	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

	W.K. Kellogg Foundation Trust: W.K. Kellogg Foundation: Steven A. Cahillane: La June Montgomery Tabron: Roderick D. Gillum:	0 0 113,566.917 12,825.673 0

(ii)	Shared power to vote or to direct the vote:

	W.K. Kellogg Foundation Trust: W.K. Kellogg Foundation: Steven A. Cahillane: La June Montgomery Tabron: Roderick D. Gillum:	65,131,838 65,131,838 65,131,838 65,131,838 65,131,838

(iii)	Sole power to dispose or to direct the disposition of:

	W.K. Kellogg Foundation Trust: W.K. Kellogg Foundation: Steven A. Cahillane: La June Montgomery Tabron: Roderick D. Gillum:	0 0 113,566.917 12,825.673 0

(iv)	Shared power to dispose or to direct the disposition of:

	W.K. Kellogg Foundation Trust: W.K. Kellogg Foundation: Steven A. Cahillane: La June Montgomery Tabron: Roderick D. Gillum:	65,131,838 65,131,838 65,131,838 65,131,838 65,131,838

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 5, 2019	W.K. KELLOGG FOUNDATION TRUST

By: THE NORTHERN TRUST COMPANY, as corporate trustee

		By:	/s/ Michael A. Weiland
		Name:	Michael A. Weiland
		Title:	Sr. Vice President

W.K. KELLOGG FOUNDATION

	By:	/s/ Michael A. Weiland
	Name:	Michael A. Weiland
	Title:	Attorney in fact

STEVEN A. CAHILLANE

	By:	/s/ Michael A. Weiland
	Name:	Michael A. Weiland
	Title:	Attorney in fact

LA JUNE MONTGOMERY TABRON

	By:	/s/ Michael A. Weiland
	Name:	Michael A. Weiland
	Title:	Attorney in fact

RODERICK D. GILLUM

	By:	/s/ Michael A. Weiland
	Name:	Michael A. Weiland
	Title:	Attorney in fact

EXHIBITS

Exhibit Number	Title

24.1	Power of Attorney of W.K. Kellogg Foundation dated August 30, 2017 (previously filed with Amendment No. 41 to Schedule 13G filed on November 29, 2018 and incorporated herein by reference).

24.2	Power of Attorney of Steven A. Cahillane dated November 14, 2018.

24.3	Power of Attorney of La June Montgomery Tabron dated November 14, 2018.

24.4	Power of Attorney of Roderick D. Gillum dated November 14, 2018.

99.1	Joint Filing Agreement, dated February 5, 2019, as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.